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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
	Baum, Herbert M.		The Dial Corporation (DL)
	(Last) (First) (Middle)
	15501 North Dial Boulevard Suite 2212	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			9/2002
	(Street)
		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Scottsdale, AZ 85260-1619 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form Filed by One Reporting Person
			☒	Officer (give title below)				☐ Form Filed by More than One Reporting Person
			☐	Other (specify below)
				Chairman, President & Chief Executive Officer

* If the form is filed by more than one reporting person, see instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Exe- cution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	The Dial Corporation Common Stock													3,379.00		D

	The Dial Corporation Common Stock (401(K) Stock Holdings)						I	V		6.16	A			1,523.82(1)		I		By 401(k) Savings Plan

	The Dial Corporation Common Stock (Employee Stock Purchase Plan)						I	V		826.50	A			1,824.57(2)		D

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Options - Right to Buy		16.5313

	Options - Right to Buy		14.3750

	Options - Right to Buy		23.1563

	Options - Right to Buy		27.0000

	Phantom Stock Units		1-for-1						A	V		16.69

	Options - Right to Buy		13.5000

	Options - Right to Buy		11.8750

	Phantom Stock Units		1-for-1						A			14,193.64

	Phantom Stock Units		1-for-1						A			56,774.57

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(3)	08/08/2007		The Dial Corporation Common Stock					5,500.00		D

	(3)	01/27/2007		The Dial Corporation Common Stock					9,400.00		D

	(3)	08/20/2008		The Dial Corporation Common Stock					3,900.00		D

	(3)	8/19/2009		The Dial Corporation Common Stock					3,300.00		D

	(4)			The Dial Corporation Common Stock	16.69				4,137.23		D

	(5)	01/26/2011		The Dial Corporation Common Stock					225,000.00		D

	(5)	08/08/2010		The Dial Corporation Common Stock					375,000.00		D

	(6)			The Dial Corporation Common Stock	14,193.64				19,041.42		D

	(7)			The Dial Corporation Common Stock	56,774.57				76,165.37		D

Explanation of Responses:

1. Between March 1 and September 5, 2002, the reporting person acquired 6.16 shares of The Dial Corporation Common Stock under The Dial Corporation 401(k) Savings Plan.

2. Between March 1 and September 5, 2002, the reporting person acquired 826.50 shares of The Dial Corporation Common Stock under The Dial Corporation Employee Stock Purchase Plan.

3. Annual stock option award granted pursuant to the 1996 Stock Incentive Plan. 50% of the options are exercisable one year after grant and 100% exercisable two years after grant.

4. Between March 1 and September 5, 2002, the reporting person acquired 16.69 phantom stock units at a price range of $20.41 to $20.97 as a result of dividend payments under the Corporations Directors Deferred Compensation Plan.

5. Granted pursuant to the 1996 Stock Incentive Plan. 1/3 of the options vest on the first anniversary of the grant date; 1/3 vest after the second anniversary of the grant date; and the final 1/3 vest after the third anniversary of the grant date. All options vest in the event of a change in control. Each option contains a Change in Control Cash-Out whereby, in the event of a change in control, the participant may elect to surrender all or part of the stock option to the Corporation and to receive cash in an amount equal to the amount by which the Change in Control Price per share of stock shall exceed the exercisable price per share of stock under the stock option multiplied by the number of shares of stock granted under the stock option.

6. Between January 1 and September 5, 2002, the reporting person acquired 14,193.64 discount phantom stock units at prices ranging from $14.88 to $21.93 as a result of salary and bonus deferrals and dividend payments paid under the Corporation's Management Deferred Compensation Plan, but which vest at the end of the second plan year following the plan year in which such units were acquired.

7. Between January 1 and September 5, 2002, the reporting person acquired 56,774.57 phantom stock units at prices ranging from $14.88 to $21.93 as a result of salary and bonus deferrals and dividend payments paid under the Corporation's Management Deferred Compensation Plan.

/s/ Herbert M. Baum	9/9/02
**Signature of Reporting Person	Date

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.